Page 3 of 5 Pages



296328.01    2334-0002



                        September 2, 2004


________________________________________________________________
1.   Name of Reporting Person and I.R.S. Identification Number

     Richard J. Shaker, DBA Shaker Financial Services
            IRS TIN 51-0434319




________________________________________________________________
2.    Check  the  Appropriate Row if a member  of  a  Group  (See
Instructions)

                             (a)  []
                             (b)  []

                               N/A
________________________________________________________________
3.   SEC Use Only

________________________________________________________________
4.    Source  of  Funds     WC  (of accounts  managed  by  Shaker
Financial Services)
________________________________________________________________
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                               []

                               N/A
________________________________________________________________
6.    Citizenship or Place of Organization            Richard  J.
Shaker is a U. S. citizen.
________________________________________________________________7
..         Sole Voting Power   405,800
________________________________________________________________
8.        Shared Voting Power          0
________________________________________________________________
Sole Dispositive Power  405,800
________________________________________________________________
10.       Shared Dispositive Power       0
________________________________________________________________


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     Accounts managed by Richard J. Shaker, doing business as Shaker Financial Services, own 405,800 shares. No additional shares are beneficially owned by Mr. Shaker, his relatives, or, to his knowledge, by any of his clients.
________________________________________________________________
12.   Check if the Aggregate Amount in Row (11) Excludes  Certain
Shares

                               []

                               N/A
________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                             15.59%

________________________________________________________________
14.  Type of Reporting Person      IA

________________________________________________________________

This statement constitutes Amendment No.1 to the Schedule 13D filed on August 5, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3 is amended as follows:
Item 3. Source and Amount of Funds or other Consideration.

      The purchase cost of the 405,800 shares of FOXBY Corp. in accounts managed by Shaker Financial Services was $945,529. These funds were available in the accounts from direct contributions or sale of previously held investments. No borrowing from a third party was necessary to obtain funds for the purchases.


Item 5 is amended as follows:
Item 5. Interest in Securities of the Issuer.

      (a) The aggregate number of shares of the common stock of FOXBY Corp. owned by accounts managed by Shaker Financial Services for the purposes of this Statement is 405,800 shares representing approximately 15.59% of the outstanding shares of common stock of FOXBY Corp.

     (b) The number of shares of the common stock of FOXBY Corp. as to which Shaker Financial Services has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 405,800 shares of the common stock. The number of shares of the common stock of FOXBY Corp. as to which Shaker Financial Services has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition is 0 shares of the common stock of FOXBY Corp..

      (c)  During the period August 3, 2004 through September  1,
2004,  Shaker Financial Services purchased 3,100 shares of  FOXBY
Corp.  for  accounts  that  it  manages.   The  transactions  are
itemized below.

      Date       P/S   Number of Shares    Price  Per  Share  ($)
Total Cost

     Aug 25         P    1,500               2.16           3,250
         Aug    30            P         100                  2.16
231
     Aug 31         P    1,500               2.16           3,255
         TOTAL         P              3,100                  2.16
6,736


     (d)  N/A

     (e)  N/A

Item 7 is amended as follows:
Item 7.        Material to be Filed as Exhibits.

      On September 2, I sent the following letter to the Board of Directors of Foxby Corp.

     SFS  SFS  SFS  SFS  SFS  SFS  SFS  SFS  SFS  SFS  SFS  SFS

                              1094 Magothy Circle
                                  Annapolis,    MD     21401-5025
sfs@ix.netcom.com; 410-626-7914

                                   September 2, 2004

The Board of Directors
Foxby Corp.
11 Hanover Square
New York, NY 10005

Gentlemen:

I believe that at the annual meeting I will have proxies representing significantly more shares than those pledged to you. Unless the proxy count radically changes in your favor before the meeting, it is clear that my nominees will be elected as directors. The only way they will not be elected is if my nominations are ruled out of order at the meeting. In that case, we would have to file a lawsuit to declare my nominees elected. The basis of our lawsuit would be that any action taken by the board for the primary purpose of interfering with or impeding a shareholder vote without a compelling justification or shareholder approval - even if taken in good faith -- is invalid. There are ample legal precedents for this principle, which was first established in Blasius Industries, Inc. v. Atlas Corp. Please ask your counsel to explain this case and whether he believes it is applicable.

A provision in the bylaws purports to require board approval prior to seeking judicial review. We don't think that provision is valid either, and we reserve our right to challenge it in court. However, since it is there, I hereby request that the board approve my seeking judicial review of the outcome of the vote if I am not permitted to nominate candidates at the meeting.

In conclusion, please remember that you have a fiduciary duty to act in the best interest of the shareholders. Also, litigation can be very costly, and Foxby can ill afford to waste money on a lawsuit in which I am confident we would prevail. (Do you really believe a judge would rule to prevent the will of the shareholders from being effected?) Therefore, I ask you to consider allowing the will of the shareholders to prevail at the meeting even if you do not agree with it.

Thank you for giving this matter your serious consideration.

                                   Very truly yours,



                                   Richard J. Shaker
                                   SHAKER FINANCIAL SERVICES







                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   September 2, 2004              SHAKER FINANCIAL SERVICES


                         By:
                              Richard J. Shaker, Shaker Financial
Services